SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on October 25, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp with respect a temporary suspension of trading on the Hong Kong Stock Exchange at the Company’s request to allow investors to consider the Company’s third quarterly financial report of 2007. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: October 25, 2007

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

SUSPENSION AND RESUMPTION OF TRADING

The Company has published an announcement in relation to certain price sensitive information involving the Company on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under “Latest Listed Company information” and on the website at http://www.csair.com/en/nhsj/04/other/Notice1024EN.pdf at 7:08 a.m. today (25 October 2007).

At the request of the Company, trading in the securities of the Company was suspended today from 9:30 a.m. today to allow sufficient time for investors of the Company to consider the published information. An application has been made by the Company for resumption of trading in the securities of the Company from 2:30 p.m. today.

By Order of the Board
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
25 October 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.